Mail Stop 6010

July 31, 2007

Mr. Brad W. Buss
Chief Financial Officer
Cypress Semiconductor Corporation
198 Champion Court
San Jose, CA 95134

> **Re:** **Cypress Semiconductor Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-10079**

Dear Mr. Buss:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant